[GRAPHIC OMITTED]

                                                                  Law Department
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                               One Granite Place
                                                               Concord, NH 03301

                                                              Ronald R. Bessette
                                                                  Senior Counsel
                                                             Phone: 603-229-6140
                                                         Ronald.Bessette@LFG.com
June 18, 2009

VIA FEDERAL EXPRESS

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

         Re:      The Lincoln National Life Insurance Company
                  Request Pursuant to Rule 485(b)(1)(vii)
                  Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

This letter replaces the template request letter dated May 5, 2009.

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the "1933 Act"), The Lincoln National Life Insurance Company ("LNL") and Lincoln Life & Annuity Company of New York (together with LNL, the "Companies") respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the "Replicate Filings") under paragraph (b) of Rule 485.

LNL filed, on May 5, 2009 under Rule 485(a)(1) of the 1933 Act, the following "template" or model variable annuity filing as described below:

o Lincoln National Variable Annuity Account H, File No. 333-35780
  (the "Template Filing").

In connection with this request, the Companies confirm that:

o The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; the Replicate Filings will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

o Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

o The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

o No Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

Under the template filing, the Companies intend to discontinue the sale of Living Benefit Riders in the "bonus" products for new contracts purchased on or after June 30, 2009. The Living Benefit Riders which will be unavailable for purchase are:

        o Lincoln Lifetime IncomeSM Advantage
        o Lincoln Lifetime IncomeSM Advantage Plus
        o Lincoln SmartSecurity(R) Advantage
        o 4LATER(R) Advantage
        o i4LIFE(R) Advantage with Guaranteed Income Benefit.

For contracts purchased prior to June 30, 2009, the above-listed riders will not be available for election on or after October 13, 2009. However, for contracts purchased prior to June 30, 2009, contractowners will have the option to elect i4LIFE(R) Advantage with the then current version of the Guaranteed Income Benefit at any time in the future as long as the Guaranteed Income Benefit is available. Investment Requirements will continue to apply to any contractowner who has elected a living benefit rider (except for i4LIFE(R) Advantage without the Guaranteed Income Benefit), regardless of when it is purchased.

There are no differences between the Template Filing and any of the Replicate Filings.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

    Lincoln National Variable Annuity Account C
        o 333-68842
    Lincoln Life Variable Annuity Account N
        o 333-36304
    Lincoln Life & Annuity Variable Annuity Account H
        o 333-141761
    Lincoln New York Account N for Variable Annuities
        o 333-141760
                            * * *
We understand that the Commission Staff will respond orally to this request. Please direct your reply to the undersigned at (603) 229-6140. Thank you for your assistance with and attention to this matter.

Sincerely,

/s/ Ronald R. Bessette

Ronald R. Bessette
Senior Counsel

c:       Ellen Sazzman, Esq.